Responsibilities for Financial Statements

The Management of the Company is responsible for the preparation of the consolidated financial statements and information contained in the Annual Report. The accompanying consolidated financial statements of Cambior Inc. have been prepared by management and approved by the Board of Directors of the Company. Financial information contained elsewhere in this report is consistent with the consolidated financial statements.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and where appropriate reflect management's best estimates and judgments based on currently available information.

Cambior maintains adequate accounting systems and administrative controls to produce reliable financial statements and provide reasonable assurance that assets are properly safeguarded.

Raymond Chabot Grant Thornton, Chartered Accountants, have been appointed by the shareholders to conduct an independent audit of the Company's financial statements. Their report outlines the nature of their audit and expresses their opinion of the financial statements of the Company.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting. The Board of Directors carries out this responsibility through its Audit Committee, which is composed solely of independent directors. The Board of Directors has also designated the Chairman of the Audit Committee as a financial expert. The Audit Committee is also responsible for making recommendations with respect to the appointment, the remuneration and the terms of engagement of the Company's auditors. The Committee meets on a quarterly basis with the external auditors, with and without management being present, to review the financial statements, to discuss audit and internal control related matters and insure full disclosure. The Audit Committee reports its findings to the Board of Directors for its consideration when approving the financial statements for issuance to shareholders.





Louis P. Gignac
President
and Chief Executive Officer

Bryan A. Coates, C.A.
Vice President, Finance
and Chief Financial Officer

Longueuil, Canada
February 18, 2004

Auditors' Report

TO THE SHAREHOLDERS OF CAMBIOR INC.

We have audited the consolidated balance sheets of Cambior Inc. as at December 31, 2003 and 2002 and the consolidated statements of operations, contributed surplus and deficit and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.

/S/ **Raymond Chabot Grant Thornton**   General Partnership
Chartered Accountants

Montréal, Canada
February 18, 2004

Comments by Auditors

FOR AMERICAN READERS ON CANADA-U.S. REPORTING DIFFERENCES

In the United States of America, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the changes in 2003 and 2001 described in Note 20A to the consolidated financial statements. Our report to the shareholders dated February 18, 2004 is expressed in accordance with Canadian reporting standards which does not require a reference to such change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

/S/ **Raymond Chabot Grant Thornton**   General Partnership
Chartered Accountants

Montréal, Canada
February 18, 2004

Consolidated Operations

Years ended December 31 (in thousands of United States dollars, except for amounts per share)	Note	2003	2002	2001
		$	$	$
REVENUES				
Mining operations		190,869	202,258	197,520
Investment and other income		2,997	1,945	727
Gain on foreign exchange		1,862	—	—
		195,728	204,203	198,247
EXPENSES				
Mining operations		152,667	154,324	151,450
Depreciation, depletion and amortization		28,023	28,834	34,944
Exploration and business development		7,572	4,190	3,409
General and administrative		6,083	4,849	3,939
Financial expenses		1,923	2,399	5,565
Writedown of assets	7	—	—	5,419
		196,268	194,596	204,726
Earnings (Loss) before the undernoted items		(540)	9,607	(6,479)
Non-hedge derivative gain (loss)	17	635	(16,765)	(731)
Loss on foreign exchange from reduction in net investment	15	—	(541)	(914)
Income and mining taxes	16	554	(353)	(115)
Net earnings (loss)		649	(8,052)	(8,239)
Basic net earnings (loss) per share	12	0.00	(0.06)	(0.09)
Diluted net earnings (loss) per share	12	0.00	(0.06)	(0.09)
Basic weighted average number of common shares outstanding (in thousands)		187,953	140,055	92,834
Diluted weighted average number of common shares outstanding (in thousands)	12	190,577	140,055	92,834

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Contributed Surplus and Deficit

	Years ended December 31 (in thousands of United States dollars)	Note	2003	2002	2001
			$	$	$
CONTRIBUTED SURPLUS	Balance, beginning of year		—	23,047	23,047
	Transfer to deficit	14	—	(23,047)	—
	Balance, end of year		**—**	—	23,047
DEFICIT	Balance, beginning of year		**(107,448)**	(117,876)	(109,374)
	Net earnings (loss)		**649**	(8,052)	(8,239)
	Share and warrants issue expenses, net of income taxes		**(4,207)**	(4,567)	(263)
	Transfer from contributed surplus	14	**—**	23,047	—
	Balance, end of year		**(111,006)**	(107,448)	(117,876)

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Cash Flows

Years ended December 31 (in thousands of United States dollars)	Note	2003	2002	2001
		$	$	$
OPERATING ACTIVITIES				
Net earnings (loss)		649	(8,052)	(8,239)
Deferred gains		(680)	(122)	4,159
Deferred revenue		—	—	55,000
Non-cash items				
Deferred revenue – Delivery of gold on the prepaid forward	9	(12,222)	(12,222)	(6,111)
Depreciation, depletion and amortization		28,023	28,834	34,944
Amortization of deferred stripping costs		5,741	2,290	—
Provision for environmental obligations		1,922	1,679	1,749
Writedown of assets		—	—	5,419
Amortization of deferred gains		(865)	(2,856)	(8,108)
Unrealized non-hedge derivative loss	17	1,428	16,765	731
Loss on foreign exchange from reduction in net investment		—	541	914
Others		851	251	263
		24,847	27,108	80,721
Changes in non-cash working capital items	4(a)	(646)	3,716	611
Cash flow from operating activities		24,201	30,824	81,332
INVESTING ACTIVITIES				
Short-term investments		(41,562)	(25,208)	—
Investments		(1,057)	(2,251)	841
Rosebel project		(87,055)	(12,743)	—
Acquisition of Camp Caiman	7	3,230	—	—
Other property, plant and equipment		(23,349)	(17,439)	(19,690)
Discontinued operations		—	—	12,386
Cash flow used in investing activities		(149,793)	(57,641)	(6,463)
FINANCING ACTIVITIES				
Long-term debt — Borrowings		55,000	—	63,575
Long-term debt — Repayments		(28,735)	(27,976)	(132,043)
Deferred charges		(1,790)	—	(2,085)
Common shares issued net of issue expenses		113,183	57,616	6,067
Cash flow from (used in) financing activities		137,658	29,640	(64,486)
Effect of changes in the exchange rate on cash held in foreign currency		(1,211)	186	655
Net increase in cash and cash equivalents		10,855	3,009	11,038
Cash and cash equivalents, beginning of year		17,595	14,586	3,548
Cash and cash equivalents, end of year	5	28,450	17,595	14,586

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

As at December 31 (in thousands of United States dollars)	Note	2003	2002
		$	$
ASSETS			
Current assets			
Cash and short-term investments	5	**95,220**	42,803
Receivables		**6,488**	4,078
Settlements receivable		**2,927**	3,644
Production inventories		**7,081**	4,414
Supplies inventory and prepaid expenses		**24,615**	18,294
		136,331	73,233
Investments and deferred charges	6	**7,065**	5,998
Property, plant and equipment	7	**349,528**	200,175
		492,924	279,406
LIABILITIES			
Current liabilities			
Accounts payable and accrued liabilities		**36,203**	24,341
Current portion of long-term debt		**16,934**	1,147
Current portion of deferred revenue		**12,222**	12,222
Current portion of deferred gains		**3,852**	2,949
Fair value of non-hedge derivatives		**7,790**	—
		77,001	40,659
Long-term debt	8	**47,260**	26,851
Deferred revenue	9	**12,223**	24,445
Deferred gains	10	**755**	3,304
Provision for environmental obligations and other	7, 11	**19,475**	15,178
Fair-value of non-hedge derivatives	17	**—**	6,362
		156,714	116,799
SHAREHOLDERS' EQUITY			
Common shares, Warrants and Options	12	**446,948**	288,910
Deficit		**(111,006)**	(107,448)
Cumulative translation adjustment	15	**268**	(18,855)
		336,210	162,607
		492,924	279,406
Commitments and Contingencies	17		

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board,



/s/ Robert Normand, Director   /s/ Louis Gignac, Director

Notes to Consolidated Financial Statements

(All amounts are expressed in United States dollars except where otherwise indicated; amounts in tables are presented in thousands of US dollars.)

NOTE 1. INCORPORATION AND OPERATIONS

Cambior Inc. ("Cambior" or the "Company"), continued and existing under Part 1A of the *Companies Act* (Québec), is engaged in the mining, exploration and development of mining properties, principally gold, located in North America and South America.

NOTE 2. ACCOUNTING POLICIES

The consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). As described in Note 20, these principles differ in certain material respects from principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with accounting principles generally accepted in the United States of America ("United States" or "US") ("US GAAP"). The principal accounting policies followed by the Company are as follows:

Principles of consolidation   The consolidated financial statements include the accounts of Cambior and of its subsidiaries. The Company's share in joint ventures is accounted for using the proportionate consolidation method.

Use of estimates   The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the amounts reported in the consolidated financial statements and related notes.

The Company regularly reviews the estimates and assumptions that affect consolidated financial statements and actual results could differ from these estimates. Significant areas where management judgment is applied are asset valuations, contingent liabilities, environmental obligations, employee future benefit plans, fair value of hedge derivative and non-hedge derivative instruments and mineral reserves.

Foreign currency translation   The US dollar is the reporting currency of the Company.

Assets and liabilities of Canadian mining activities are translated into US dollars at the exchange rate in effect at the balance sheet date and revenues and expenses are translated at the average rate in effect during the year. The functional currency of Canadian mining activities is the Canadian dollar. Translation adjustments arising from changes in exchange rates are deferred and shown as a separate component of shareholders' equity.

The US dollar is the functional currency for the Company's activities in Guyana, Suriname and French Guiana, inasmuch as all proceeds from the sale of gold are in US dollars and substantially all of the disbursements made for the Omai mine, Rosebel project and Camp Caiman project are in US dollars.

Other monetary assets and liabilities in currencies other than the respective functional currencies are translated at the exchange rate in effect at the balance sheet date, whereas other non-monetary assets and liabilities in such currencies are translated at the exchange rate in effect at the transaction date. Revenues and expenses in such currencies are translated at the average rate in effect during the year, with the exception of depreciation, depletion and amortization which are translated at the historical rate. Gains and losses are recorded in operations for the year.

Cash and cash equivalents   Cash and cash equivalents include cash funds, bank balances and short-term investments in money market instruments with an original term of less than three months that are carried at the lower of cost and fair market value.

NOTE 2. **ACCOUNTING POLICIES** (continued)

Short-term investments Short-term investments consist of investments in money market instruments with an original term of more than three months, but no longer than one year, that are carried at the lower of cost and fair market value.

Production inventories Production inventories are valued at the lower of average production cost and net realizable value.

Supplies inventory Supplies inventory is valued at the lower of average cost and replacement cost.

Property, plant and equipment

(i) Property, plant and equipment Property, plant and equipment are accounted for at cost. The depreciation, depletion and amortization of mining properties, development expenses and buildings and equipment related to mines are based on the units of production method over the estimated economic life of the related deposit. However, if the anticipated useful life of the assets is less than the life of the deposit, depreciation is based on their anticipated useful life.

Other property, plant and equipment are depreciated under the straight-line method according to their anticipated useful lives, which is ten years for office furniture, five years for vehicles and office equipment and the duration of the lease for leasehold improvements.

(ii) Capitalization of financial costs Financial costs are capitalized when related to indebtedness incurred to finance construction and development activities, prior to the commencement of commercial production.

(iii) Deferred stripping costs Mining costs associated with stripping activities are deferred in the case of an open-pit mine if the actual ratio of total tonnes of material mined relative to gold production, in a given year, is higher than the estimated average ratio for the life of the mine. These mining costs are subsequently charged to operations and included in mining operations expenses in the periods during which said ratio is lower than the estimated average ratio for the life of the mine.

(iv) Exploration properties Exploration expenses incurred to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are charged to operations; exploration and development expenses incurred subsequent to this date are allocated to property, plant and equipment under mining projects. Significant payments related to the acquisition of land and mineral rights are capitalized.

(v) Property evaluations The Company periodically values the carrying amount of its property, plant and equipment based on the future cash flow method. Net estimated future cash flow, on an undiscounted basis, from each mine and mining project is calculated based on future metal production, estimated future realized metal prices and operating, capital and site restoration expenses. If it is determined that the net recoverable amount of the property, plant and equipment is less than the carrying value and the impairment in value is permanent, a writedown to the net recoverable amount is made with a corresponding charge to operations. Management's estimate of future cash flow is subject to risks and uncertainties. Therefore, it is reasonably possible that changes could occur which may affect the recoverability of the Company's property, plant and equipment.

Deferred charges Financing charges and charges related to the prepaid gold forward sales agreement are amortized following the scheduled payments of the credit facility and the sales agreement.

Notes to Consolidated Financial Statements (continued)

NOTE 2. ACCOUNTING POLICIES (continued)

Commodity contracts and financial instruments The Company enters from time to time into commodity contracts, prepaid forward sales agreement and foreign exchange contracts to manage the price volatility of the commodities produced at its operating mines and the foreign currency exposure for its Canadian operations.

i) Hedge derivative instruments The Company has always identified the quantity and the period of future ore production to be hedged based on the mining plans for all its operating mines and identified the amounts of foreign currencies to be hedged. Since January 1, 2001 for commodities contracts and since July 1, 2002 for foreign currency contracts, the Company has formally documented all relationships between hedging instruments and hedged items, as well as its risk management objectives and strategies for undertaking various hedge transactions as required by SFAS Statement No. 133 and Accounting Guideline 13. This process includes linking all hedging derivatives to specific forecast transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting cash flows of hedged items.

Gold fixed forward sales and spot deferred sales The objective of these instruments is to reduce the variability of the cash flows of the forecast sales of gold production. Changes in the cash flows of the gold fixed forward sales and spot deferred sales (forward transactions) are expected to be highly effective at offsetting changes in the expected cash flows of the forecast sales of gold production due to changes in its sale price. The forward transactions, for which the quantity, price and timing of delivery are fixed, are accounted for under the hedge accounting method. Where there is certainty of delivery of gold production, the Company designates a timing of production delivery. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production with the change in the fair value of the forward contracts. Expected cash flows on the forecast sales are based on forward prices. The fair value of gold hedge derivative instruments is not included on the balance sheet except if the instrument does not meet the hedge accounting method requirements. Proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. When the Company delivers gold production against such contracts at a date earlier than anticipated or liquidates the contract before that date, the Company defers the recognition of the gain or the loss until the original designation date by affecting deferred gains or losses on the balance sheet. If the Company delivers gold production against such contracts at a date later than anticipated, the Company recognizes the gain or the loss on the original designation date by allocating revenues from mining operations and deferred gains or losses to the balance sheet.

Foreign exchange fixed forwards and spot deferred contracts The Company also enters into foreign exchange fixed forwards and spot deferred contracts (foreign exchange contracts) whereby it commits to deliver US currency in exchange for Canadian dollars. Because all of the Company's revenues are derived in US funds and expenditures incurred by the Company for its Canadian operations are denominated in Canadian dollars, the Company enters into such contracts to meet the Canadian operations' needs in Canadian dollars. The objective of these instruments is to reduce the variability of the cash flows of the forecast sales of gold production denominated in US dollars. Hedge effectiveness is measured by comparing the changes in the present value of the sales of gold production denominated in US dollars with the change in the fair value of the foreign exchange contracts. Expected cash flows on the forecast sales are based on forward prices.

The fair value of foreign exchange hedge derivative instruments is not included on the balance sheet except if the instrument does not meet the hedge accounting method requirements. The forward transactions, for which the amount, price and timing of delivery are fixed, are accounted for under the hedge accounting method where proceeds from these contracts are recognized in revenues in the same period as the corresponding hedged item. If foreign exchange contracts are repurchased before the original designation date, the gain or loss is recognized as a deferred gain or loss on the balance sheet. Subsequently this deferred gain or loss is included in revenues in the same period as the corresponding hedged item.

NOTE 2. ACCOUNTING POLICIES (continued)

Commodity contracts and financial instruments (continued)

ii) Non-hedge derivative instruments In some cases, the Company utilizes instruments with optionalities (call options, variable volume forwards ("VVF") and lease rate swaps) as part of its revenue protection program. Transactions in which there is no certainty for one or more of its key components (price, delivery date, quantity) do not meet the conditions of hedge accounting and are treated as "non-hedge derivatives" and are marked-to-market. Gold purchase commitments used to offset optionalities are also marked-to-market. The Company obtains an independent valuation of its portfolio of gold commitments for each reporting period. This market valuation is based on the market price, rate of interest, gold lease rate and volatility. The fair value of the non-hedge transactions is included on the balance sheet and the change in market value from the previous reporting period is included on the operations statement as a non-hedge derivative gain or loss. The variation in these valuations can be significant and can impact earnings materially.

If non-hedge derivative instruments (call options and VVF) are converted into hedge derivative instruments (fixed forwards) and included in a hedging relationship, any change in the fair value of the instrument after the designation date is recognized in revenues from mining operations when the designated gold production is delivered.

iii) Prepaid gold forward sales contract Since the delivery of the gold production related to the prepaid gold forward sales contract is probable, the Company considers this contract as a normal sales contract. Initial proceeds from prepaid gold forward sales contracts have been accounted for as deferred revenue and are recognized in revenues from mining operations when the related ounces of gold are delivered.

Provision for environmental obligations Environmental and on-going site reclamation costs at operating mines are charged to operations in the period during which they occur. In addition, the Company prepares estimates on a regular basis for the reclamation and restoration of the mine sites upon termination of operations. These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits.

Employee future benefit plans The Company accrues its obligations under employee future benefit plans and the related costs, net of plan assets.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro rated on service and management's best estimate of expected plan investment performance, salary escalation, retirement ages of employees and expected health care costs.

For the purpose of calculating the expected return on plan assets, those assets are valued at fair value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the average remaining service period of active employees.

On January 1, 2000, the Company adopted the new accounting standard on employee future benefits using the prospective application method. The Company amortizes the transitional asset of the defined pension benefit plans and the Supplementary Executive Retirement Plan ("SERP") on a straight-line basis over 16 years and 12 years respectively, which were the average remaining service periods of employees expected to receive benefits under such plans as of January 1, 2000.

Notes to Consolidated Financial Statements (continued)

NOTE 2. ACCOUNTING POLICIES (continued)

Income and mining taxes The Company uses the tax asset and liability method to recognize and measure future income taxes. Under this method, future income tax assets and liabilities are recognized for the tax consequences of temporary differences by applying statutory tax rates applicable to future years to the difference between the financial statement carrying amounts and the tax bases. Cambior records a valuation allowance against any portion of these future income tax assets that it believes will, more likely than not, fail to be realized. Mining taxes represent Canadian provincial taxes levied on mining operations and are classified as income taxes since such taxes are based on a percentage of mining profits.

Common share purchase options The Company grants common share purchase options under its stock option plan to directors and key employees of the Company. Canadian GAAP establish a fair value-based method of accounting for stock-based compensation plans, but also permit an election to use an intrinsic value-based method with disclosure on a pro forma basis of the impact of such on net earnings (loss) and net earnings (loss) per share. The Company elected to provide such pro forma disclosure. Consideration paid by employees when the options are exercised is added to capital stock.

Revenue recognition Revenues from the sale of gold and niobium are recognized when the rights and obligations of ownership pass to the buyer. Revenues from contracting services are recognized as such services are rendered.

Earnings (Loss) per share The calculation of earnings (loss) per share is based upon the weighted average number of shares outstanding each year. The treasury stock method is used to determine the dilutive effect of stock options and warrants.

Reclassification Certain comparative figures have been reclassified to conform with the presentation adopted in 2003.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

Common share purchase options On January 1, 2002, the Company adopted, retroactively, the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments". This section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. The Company decided not to adopt the fair value method of accounting for its awards granted to employees and elected to provide in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied.

Guarantor's accounting and disclosure requirements for guarantees In February 2003, the Canadian Institute of Chartered Accountants issued Accounting Guideline ("AcG") 14 "Guarantor's Accounting and Disclosure Requirements for Guarantees". AcG-14 requires guarantors to disclose certain information for guarantees outstanding at the end of the reporting period. At adoption, AcG-14 did not have any impact on the Company's consolidated financial statements.

NOTE 4. FINANCIAL INFORMATION INCLUDED IN THE CONSOLIDATED STATEMENT OF CASH FLOWS

(a) Changes in non-cash working capital items

	2003	2002	2001
	$	$	$
Receivables	(1,428)	(944)	898
Settlements receivable	717	(1,173)	(929)
Production inventories	(2,667)	3,587	2,873
Supplies inventory and prepaid expenses	(1,312)	891	(177)
Accounts payable and accrued liabilities	4,044	1,355	(2,054)
	(646)	3,716	611

Changes in non-cash working capital items for the Rosebel project totalling $419,000 in 2003 are included in investing activities and represent a source of cash. Such are considered as investing activities because they relate to the construction of the project or the constitution of working capital prior to the beginning of commercial production. Upon the achievement of commercial production, changes in non-cash working capital items for Rosebel will be presented under operating activities.

(b) Cash flows relating to interest and income and mining taxes

	2003	2002	2001
	$	$	$
Interest paid	1,343	1,440	5,173
Income and mining taxes paid (received)	(361)	274	237

NOTE 5. CASH AND SHORT-TERM INVESTMENTS

	2003	2002
	$	$
Cash	5,036	2,575
Short-term investments with maturities of less than three months, bearing interest at rates varying from 0.87% to 2.75% (1.20% to 2.65% in 2002)	23,414	15,020
Cash and cash equivalents	28,450	17,595
Restricted cash bearing interest at rates varying from 0.90% to 1.01% [1]	10,000	—
Short-term investments with maturities of more than three months but less than six months, bearing interest at rates varying from 0.89% to 2.85% (1.05% to 2.75% in 2002)	56,770	25,208
	95,220	42,803

[1] Amount of $10,000,000 being held until the achievement of commercial production at the Rosebel project.

Notes to Consolidated Financial Statements (continued)

NOTE 6. INVESTMENTS AND DEFERRED CHARGES

	2003	2002
	$	$
Shares of publicly traded companies, at cost	3,023	2,466
Residual proceeds receivable from the sale		
of El Pachon project of $2,000,000 discounted at 6.125%	1,803	1,699
	4,826	4,165
Deferred charges	2,239	1,833
	7,065	5,998

NOTE 7. PROPERTY, PLANT AND EQUIPMENT

		2003	
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	39,842	38,192	1,650
Development expenses	367,703	304,366	63,337
Land, buildings and equipment relating to mines	337,991	247,788	90,203
Other	14,345	12,384	1,961
	759,881	602,730	157,151
Rosebel project [1]	146,029	23,543	122,486
Mining projects	69,891	—	69,891
	975,801	626,273	349,528

		2002	
	Cost	Accumulated depreciation, depletion and amortization	Net
	$	$	$
Mining properties	35,223	33,634	1,589
Development expenses	309,838	252,610	57,228
Land, buildings and equipment relating to mines	330,228	238,334	91,894
Other	14,056	12,111	1,945
	689,345	536,689	152,656
Rosebel project [1]	35,250	4,435	30,815
Mining projects	16,704	—	16,704
	741,299	541,124	200,175

[1] The costs of the Rosebel project include accumulated depreciation related to transfer of equipment between subsidiaries.

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (continued)

Writedown of assets In conjunction with its periodic valuation of the carrying value of its property, plant and equipment as described in Note 2, the Company determined that a $5,419,000 writedown of assets of the Omai mine was necessary in 2001. The writedown is included in accumulated depreciation, depletion and amortization.

Government assistance In 2002, an amount of $628,000 in financial assistance was received from the Québec Minister of Natural Resources, under a program to assist in the renewal of mineral reserves at Québec mines.

Environmental obligations Environmental obligations are estimated as follows:

	2003	2002
	$	$
Doyon division	21,643	17,787
Omai	4,504	4,504
Rosebel	4,959	—
Other mines	3,119	2,464
	34,225	24,755

These estimates are based on current legislation and technology and are subject to revision. The future obligations are charged to expenses, using the units of production method over the estimated economic life of the related deposits. As at December 31, 2003, the carrying value of the provision for environmental obligations was $16,400,000 ($12,410,000 as at December 31, 2002).

Rosebel project Cambior acquired the residual 50% interest in the Rosebel project from Golden Star Resources Ltd. on May 16, 2002 for a consideration of $8,000,000 and a price participation right based on proceeds from the sale of gold extracted from the property. The scheduled payments of the cash consideration are as follows:

(a) $5,000,000 at closing; and

(b) three successive $1,000,000 annual payments commencing in 2003.

In accordance with a Mineral Agreement related to the Rosebel project, the Government of Suriname granted a 25-year renewable Right of Exploitation to Cambior's wholly-owned subsidiary, Rosebel Gold Mines N.V. ("RGM") in December 2002. In addition, the Government of Suriname, through its state-owned mining company Grasshopper Aluminum Company N.V. ("Grassalco"), relinquished its two options to purchase up to a 40% participation in the Rosebel project in exchange for a 5% participation in the shares of RGM to be issued at commencement of commercial production.

The carrying value of the Rosebel project is as follows:

	2003	2002
	$	$
Construction and deferred development	122,486	30,816
Deferred financial charges	1,790	—
	124,276	30,816

As at December 31, 2003, the Company had commitments of $2,065,000 to complete the construction and development of the project. Production is scheduled to begin in February 2004.

Notes to Consolidated Financial Statements (continued)

NOTE 7. PROPERTY, PLANT AND EQUIPMENT (continued)

Camp Caiman project On November 29, 2003, the Company acquired the Camp Caiman advanced gold exploration project located in French Guiana, South America, and other assets and liabilities through a merger agreement with Ariane Gold Corp. ("Ariane").

Under the terms of the agreement, Cambior issued 14,834,621 common shares to Ariane shareholders valued at $2.64 (Cdn $3.58) each, based on the closing prices of the companies' shares on the Toronto Stock Exchange on the date the transaction was announced. The Company also allowed the holders of 1,265,989 options, issued under the Ariane employee option plan, the right to obtain equivalent options of Cambior and to hold them until their original scheduled expiry.

In accordance with the guidelines of the Canadian Institute of Chartered Accountants — EIC-124, the transaction with Ariane is accounted as an acquisition of assets. The activities of Ariane have been accounted for in the results of Cambior since the closing date of the transaction.

The value of the net assets acquired has been established as follows:

	$
Assets acquired	
Cash and cash equivalents	3,230
Property, plant and equipment – mining projects	49,615
	52,845
Consideration	
Net working capital other than cash	2,090
Investment [1]	396
Assumption of long-term debt	9,711
Issuance of Cambior shares	39,203
Fair value of Ariane common share purchase options converted into Cambior options [2]	1,445
	52,845

Investing activities in the cash flows statement only include the cash impact of this transaction.

[1] Prior to the transaction, the Company held a minority investment in shares of Ariane.

[2] The options granted upon the merger agreement with Ariane were valued at their fair value using the Black-Scholes option-pricing model taking into account an expected life of six months, a semi-annual risk-free interest rate of 3.11%, a volatility of 54% and a nil dividend.

Discontinued operations The 2001 consolidated statement of cash flows includes investing activities related to discontinued operations, broken down as follows:

	$
Property, plant and equipment	(1,013)
Sale of assets	13,399
	12,386

NOTE 8. LONG-TERM DEBT

	Total	Scheduled payments				Total
	2003	2004	2005	2006	2007	2002
	$	$	$	$	$	$
2003 Credit facility [a]	**50,000**	13,636	14,545	14,545	7,274	—
2001 Credit facility [b]	**—**	—	—	—	—	22,440
Balance of purchase price – Camp Caiman [c]	**9,711**	2,139	—	3,842	3,730	—
Balance of purchase price – Rosebel [d]	**1,952**	1,000	952	—	—	2,860
Other debt – Rosebel [e]	**1,962**	—	675	654	633	2,037
Obligations under capital leases [f]	**569**	159	159	159	92	661
Total	**64,194**	16,934	16,331	19,200	11,729	27,998
Current portion	**16,934**					1,147
Long-term portion	**47,260**					26,851

(a) 2003 Credit facility On February 7, 2003, Cambior entered into a new Credit facility agreement ("2003 Credit facility") with a banking syndicate for an amount of $65,000,000. The 2003 Credit facility consists of a non-revolving term loan for an amount of $55,000,000 and a $10,000,000 revolving Credit facility, both maturing on December 31, 2007.

The 2003 Credit facility was used to repay the outstanding balance under the 2001 Credit facility and to finance the construction and development of the Rosebel project. The Company reduced the term loan by $5,000,000 using proceeds from the exercise of warrants in February 2003.

Quarterly instalments on the 2003 Credit facility are scheduled to commence on June 30, 2004.

The $10,000,000 revolving Credit facility is unutilized but a letter of credit or $500,000 has been issued under this facility to guarantee a portion of the Omai closure costs.

The 2003 Credit facility bears interest at LIBOR rate plus 2.50%, until commercial completion of the Rosebel project as defined under the terms of the Credit agreement. Thereafter, the interest margin above LIBOR will vary from 1.50% to 2.25% based on the Loan Life Protection Ratio ("LLPR"). The LLPR is defined as the ratio of the present value (discounted at a rate of 8% per annum) of projected cash flow available for debt service to the total net senior debt. Committed facilities carry a weighted average standby fee of 0.75% per annum on the unutilized portion. As at December 31, 2003, the effective interest rate was 3.68%.

Under the original terms of the 2003 Credit facility, Cambior was required to maintain a Mandatory Hedging Program ("Program") covering 30% of its expected gold production during the loan life period at a minimum price of $290 per ounce. All the transactions under the Program were to be conducted with counterparties that are members of the banking syndicate, and Cambior had the right to roll forward the contracts up to final maturity of the 2003 Credit facility and was not subject to margin calls. On August 12, 2003, the lenders agreed to eliminate the requirement for the Program minimum hedging covenant under the loan agreement.

The Company has granted security over its interests in the Doyon, Mouska, Sleeping Giant, Niobec and Omai mines and the Rosebel project and a $10,000,000 cash account until the achievement of commercial production at the Rosebel project.

The 2003 Credit facility is subject to the maintenance of various covenants, financial ratios, and prepayments in the event of future financings.

Notes to Consolidated Financial Statements (continued)

NOTE 8. **LONG-TERM DEBT** (continued)

(b) 2001 Credit facility The 2001 Credit facility with a group of four lenders consisted of a $55,000,000 5-year non-revolving term loan with a maturity date of December 31, 2005 and a $10,000,000 revolving loan due on December 31, 2005. The 2001 Credit facility interest rate was at LIBOR + 3% until December 31, 2001 and, thereafter, the interest margin varied from 2% to 3% based on the quarterly calculation of the LLPR. As at December 31, 2002, the effective interest rate was 3.44%.

Under the 2001 Credit facility, the Company was required to establish a Mandatory Hedging Program to cover a minimum of 70% of estimated net future gold production during the loan period at a minimum average hedged gold price of $290 per ounce. Effective June 12, 2002, the amount of physical hedges required was reduced to 35% of estimated net future gold production.

The Company had also to comply with various other covenants and financial ratios.

The 2001 Credit facility was secured by a first-ranking fixed charge hypothec on the Doyon and Mouska mines and the Company's 50% interest in each of the Sleeping Giant and Niobec mines, a specific pledge on shares of OMAI Gold Mines Limited held by Cambior and shares in the Company's US subsidiaries, and a general security on all other assets of the Company.

(c) Balance of purchase price payable for Camp Caiman project Upon the merger agreement with Ariane in November 2003, the Company assumed the balance of purchase price related to Ariane's acquisition from Asarco Incorporated, in August 2002, of a subsidiary holding the rights to the Camp Caiman project, Asarco Guyane Française S.A.R.L. ("AGF"). The balance of purchase price is accounted for at its discounted value calculated using an interest rate of 3%, without interest and payable as follows:

i) $2,171,000 on August 19, 2004;

ii) $4,136,800 on August 19, 2006; and

iii) $4,136,800 within 120 days of the commencement of commercial production.

The balance of purchase price is subject to prepayments in the case of a subsequent issuance of equity. The AGF shares are subject to an escrow agreement and any transfer of the AGF shares would be subject to that agreement. The AGF shares will be released from escrow to Cambior once the acquisition price has been paid in full.

(d) Balance of purchase price — Rosebel The balance of the purchase price represents the discounted amount, calculated using an interest rate of 5.0%, of two installments of $1,000,000 due in 2004 and 2005 respectively. An amount of $1,000,000 was paid in 2003. This balance is guaranteed by a pledge on the shares of Rosebel Gold Mines N.V.

(e) Other debt — Rosebel Upon receiving the Right of Exploitation for the Rosebel project in December 2002, an amount became payable to Grassalco in compensation for exploration expenses incurred by Grassalco. This amount is payable in three equal annual installments, the first of which is due on the first anniversary of the commencement of commercial production at Rosebel, which is scheduled for 2004. The discounted value was calculated using an interest rate of 3.19%.

(f) Obligations under capital leases Obligations under capital leases bear interest at rates ranging from 4.25% to 5.00%, payable in quarterly installments until 2007.

Interest Interest on long-term debt amounted to $1,502,000 in 2003 ($1,323,000 in 2002 and $5,299,000 in 2001) of which $1,411,000 was capitalized in relation with the construction of the Rosebel project.

NOTE 9. DEFERRED REVENUE

On January 12, 2001, Cambior entered into a $55,000,000 prepaid gold forward sales agreement (the "agreement") with a financial institution, whereby Cambior was committed to deliver an aggregate of 233,637 ounces of gold in equal monthly deliveries from July 2001 to December 2005. The cash proceeds from this prepaid sale were accounted for as deferred revenue.

Under the prepaid gold forward sales agreement, the Company must comply with various other covenants and financial ratios under the terms of the 2003 Credit facility (Note 8).

Gold deliveries remaining under the prepaid gold forward sales agreement are as follows for the coming years:

	Number of ounces	$
2004 – current portion	51,919	12,222
2005 – long-term portion	51,920	12,223
	103,839	24,445

At December 31, 2003, the estimated fair value of the prepaid gold forward sales agreement was $41,336,000 ($49,201,000 at December 31, 2002).

NOTE 10. DEFERRED GAINS

Deferred gains on gold and US dollars are related to hedging transactions described in Note 2. This account also includes non-hedge derivative losses related to call options and VVF converted into hedging forward instruments.

	2003	2002
	$	$
Deferred gains – gold	1,330	3,923
Deferred gains – US dollars	1,436	—
	2,766	3,923
Fair value at the date of conversion of non-hedge derivative instruments converted into hedge derivative instruments	1,841	2,330
	4,607	6,253
Current portion	3,852	2,949
Long-term portion	755	3,304

Deferred gains and fair value of derivatives will be recognized in income as follows: $3,852,000 in 2004, $520,000 in 2005 and $235,000 in 2006.

NOTE 11. EMPLOYEE FUTURE BENEFIT PLANS

The Company contributes to various defined contribution and defined benefit pension plans for its employees that are funded on the basis of actuarial valuations. The defined benefit pension plans cover certain employees in Canada, the United States, Guyana and Suriname and are subject to funding based on actuarial valuation which is performed at least every three years. The most recent actuarial valuation was prepared as at January 1, 2003.

As well, senior management of the Company specifically designated by the Board of Directors participate in a SERP. The purpose of the SERP is to provide these employees with a pension equal to that which would otherwise be received if the Company's defined benefit pension plan reflected the full amount of the base salary of such employees. The Company made an initial contribution of $392,000 to the SERP in 2003. Annual contributions are assessed by the Board of Directors based on the Company's financial position and other factors.

Defined contribution plans The total expenses for the Company's defined contribution plans amounted to $1,908,000 ($1,563,000 in 2002 and $1,482,000 in 2001).

Notes to Consolidated Financial Statements (continued)

NOTE 11. EMPLOYEE FUTURE BENEFIT PLANS (continued)

Defined pension benefit plans

	2003	2002
	$	$
Change in accrued benefit obligation		
Balance, beginning of year	**6,109**	5,995
Current service expense	**415**	387
Interest expense	**464**	357
Actuarial loss (gain)	**105**	(51)
Benefits paid	**(230)**	(123)
Foreign exchange variation	**1,386**	(456)
	2,140	114
Balance, end of year	**8,249**	6,109
Change in plan assets		
Fair value, beginning of year	**3,438**	3,726
Actual return on plan assets	**392**	(181)
Employer contributions	**891**	271
Benefits paid	**(178)**	(77)
Foreign exchange variation	**834**	(301)
	1,939	(288)
Fair value, end of year	**5,377**	3,438
Plan status		
Funded status-deficit [1]	**(2,872)**	(2,671)
Unamortized transitional asset	**(1,437)**	(1,280)
Unamortized net actuarial loss	**1,346**	1,153
Accrued benefit liability	**(2,963)**	(2,798)

[1] For 2003, two of the three defined pension benefit plans show a deficit totalling $3,040,000 ($2,727,000 in 2002).

NOTE 11.   EMPLOYEE FUTURE BENEFIT PLANS (continued)

Defined pension benefit plans (continued)

The average remaining service period of the active employees covered by the defined pension plan is 16 years (16 years in 2002) and that of the active employees covered by the SERP is 11 years (11 years in 2002).

The significant actuarial assumptions adopted in measuring the Company's accrued benefit obligation are as follows:

	2003	2002
	%	%
Expected long-term rate of return on plan assets	7.0	7.0
Rate of compensation increase	3.0	3.0
Discount rate	6.5	6.5

There is no minimum liability as defined under US GAAP.

The total expense for the Company's defined benefit plans is as follows:

	2003	2002	2001
	$	$	$
Current service expense	415	387	395
Interest expense	464	357	353
Expected return on plan assets	(284)	(247)	(248)
Amortization of transitional asset	(111)	(99)	(101)
Amortization of net actuarial loss	50	26	8
Net benefit expense	**534**	424	407

Notes to Consolidated Financial Statements (continued)

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS

Authorized

– Unlimited number of voting common shares without par value.

– Unlimited number of Class I preferred shares without par value, issuable in one or several series with rights, privileges, restrictions and conditions to be determined by the Board of Directors.

– 10,000,000 Class II preferred shares.

	2003		2002		2001	
	Number of securities	Amount	Number of securities	Amount	Number of securities	Amount
	(000)	$	(000)	$	(000)	$
Common shares issued and fully paid:						
Balance, beginning of year	**160,167**	**288,040**	104,904	226,291	75,563	209,961
Issued:						
Private placements	**—**	**—**	21,346	17,293	26,441	13,692
Merger agreement [1]	**14,835**	**39,203**	—	—	—	—
Public offering	**40,000**	**72,192**	27,273	38,595	—	—
Exercise and expiry of warrants	**24,754**	**44,018**	6,515	5,626	2,100	2,118
Exercise of options [2]	**515**	**849**	—	—	—	—
Flow-through common shares [3]	**571**	**1,441**	129	235	800	520
	80,675	**157,703**	55,263	61,749	29,341	16,330
Balance, end of year	**240,842**	**445,743**	160,167	288,040	104,904	226,291
Common share purchase warrants:						
Balance, beginning of year	**2,216**	**870**	1,300	436	—	—
Issued:						
Public offering	**—**	**—**	1,067	319	—	—
Private placement	**—**	**—**	1,364	588	1,300	436
Exercised	**(702)**	**(232)**	(1,515)	(473)	—	—
Expired	**(1,364)**	**(588)**	—	—	—	—
	(2,066)	**(820)**	916	434	1,300	436
Balance, end of year	**150**	**50**	2,216	870	1,300	436
Common share purchase options granted following the Ariane merger: [1] [2]						
Balance, beginning of year	**—**	**—**	—	—	—	—
Granted	**1,266**	**1,445**	—	—	—	—
Exercised	**(254)**	**(290)**	—	—	—	—
	1,012	**1,155**	—	—	—	—
Balance, end of year	**1,012**	**1,155**	—	—	—	—
Total common shares, warrants and options		**446,948**		288,910		226,727

[1] Upon the merger agreement with Ariane (Note 7).

[2] The options were exercised by employees of the Company under the Stock Option Plan for directors and key employees and pursuant to the merger agreement with Ariane.

[3] In 2002, 129,455 common shares were subscribed by Cambior officers and employees (300,000 common shares in 2001).

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities

2003: During 2003, 24,754,000 common shares were issued following the exercise of warrants as follows:

	Number of common shares	Exercise price	Total proceeds
	(000)	($ per share)	$
	10,417	$1.14 (Cdn $1.70)	11,834
	107	$0.85 (Cdn $1.30)	123
	596	$0.41 (Cdn $0.56)	444
	13,634	$2.28 (Cdn $3.00)	31,617 [1]
	24,754		44,018

[1] During the year, 1,364,000 warrants exercisable at a price of Cdn $2.20 each and 682,000 warrants exercisable at Cdn $3.00 each expired without being exercised. The value of warrants totalling $588,000 was transferred into common shares.

On August 12, 2003, Cambior issued to a syndicate of underwriters 40,000,000 units at a price of $1.80 (Cdn $2.50) per unit for gross proceeds of $72,192,000 (Cdn $100,000,000). Each unit consisted of one common share and one-half of one Series C common share purchase warrant. Each whole Series C warrant entitles its holder to purchase one additional common share at a price of Cdn $3.75 prior to August 12, 2008.

On September 2, 2003, some 571,428 common shares were issued at a price of $2.52 (Cdn $3.50) each following a flow-through financing for total proceeds of $1,441,000 (Cdn $2,000,000) to incur Canadian Exploration Expenses.

2002: On February 28, 2002, Cambior completed a private placement of 21,346,154 special warrants at $0.81 (Cdn $1.30) per special warrant for gross proceeds of $17,293,000 (Cdn $27,750,000). The proceeds were added to the working capital. Each special warrant was exercised into one common share and one-half warrant, with each whole warrant entitling its holder to acquire one common share of Cambior at a price of Cdn $1.70 until February 27, 2003. In connection with the financing, the Company granted compensation warrants valued at $319,000 to the underwriters to purchase 1,067,308 units (each consisting of one share and one-half warrant) at Cdn $1.30 each.

On May 16, 2002, Cambior completed a public offering of 27,272,728 units at $1.42 (Cdn $2.20) per unit for gross proceeds of $38,595,000 (Cdn $60,000,000). 50% of the proceeds was used to reduce the 2001 Credit facility and 50% was added to the working capital. Each unit consisted of one common share and one-half Series B common share purchase warrant. Each whole Series B warrant entitles its holder to acquire one common share of Cambior at a price of Cdn $3.00 at any time prior to November 24, 2003. In connection with the offering, the Company granted compensation options valued at $588,000, to the underwriters without payment of additional consideration, exercisable to purchase up to an aggregate of 1,363,636 units at a price of Cdn $2.20 per unit.

During 2002, some 6,514,577 additional common shares were issued to various third parties pursuant to the exercise of warrants issued previously, for total proceeds of $5,153,000.

On July 19, 2002, Cambior concluded a private placement of 129,455 flow-through shares at $1.81 (Cdn $2.79) per share, for proceeds of $235,000 (Cdn $361,000) used to incur Canadian Exploration Expenses.

Notes to Consolidated Financial Statements (continued)

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Issuance of securities (continued)

2001: In 2001, Jipangu Inc., a significant shareholder, converted its $10,000,000 subordinated mortgage loan into equity pursuant to two private placements. The first private placement closed on January 18, 2001 whereby Jipangu Inc. subscribed for 15,000,000 common shares of the Company at a price of $0.42 per share for proceeds totalling $6,300,000. The second private placement totalling $3,700,000, consisting of 6,491,228 common shares at a price of $0.57 per share, was completed on September 25, 2001.

On July 25, 2001, Cambior completed private placements of 800,000 flow-through shares at $0.65 (Cdn $1.00) per share, for proceeds of $520,000 (Cdn $800,000) used to incur Canadian Exploration Expenses.

On December 12, 2001, Jipangu Inc. subscribed for 4,950,000 units at a price of $0.75 (Cdn $1.17) per unit for proceeds totalling $3,692,000. Each unit consisted of one common share and one warrant entitling its holder to purchase one additional common share at an exercise price of $0.83 (Cdn $1.31) per share.

Flow-through common shares Flow-through common shares require the Company to pay an amount equivalent to the proceeds of the issue on prescribed resource expenditures. If the Company does not incur the committed resource expenditures, it will be required to indemnify the holders of the shares for any tax and other costs payable by them as a result of the Company not making the required resource expenditures.

As at December 31, 2003, the Company's remaining commitment with respect to unspent resource expenditures under flow-through common share agreements was $388,000.

Warrants As at December 31, 2003, the outstanding number of warrants exercisable into common shares was as follows:

Date of issue	Expiry date	Exercise price	Number issued	Number exercisable
		$ per share	(000)	(000)
January 12, 2001 [1]	December 31, 2005	Cdn $0.56	1,300	150
August 12, 2003	August 12, 2008	Cdn $3.75	20,000	20,000
				20,150

[1] These warrants were issued to lenders of the 2001 Credit facility and valued at $436,000.

Earnings per share The following number of equity instruments were not included in the computation of diluted earnings per share because to do so would have been anti-dilutive for the periods presented.

	2003	2002	2001
Number of instruments	(000)	(000)	(000)
Options	1,625	5,668	4,855
Warrants	—	27,721	6,250
	1,625	33,389	11,105

Reconciliation of the diluted weighted average number of common shares outstanding for 2003 is as follows:

	Number of instruments
	(000)
Basic weighted average number of common shares outstanding	187,953
Effect of dilutive stock options	2,054
Effect of dilutive warrants	570
Diluted weighted average number of common shares outstanding	190,577

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Common share purchase options Under the Stock Option Plan for directors and key employees of the Company, options may be granted to selected eligible employees. Options expire seven years after the date of granting. Once granted, one half of the options may be exercised from the second anniversary date of the granting and the balance after the third anniversary thereof. Options are granted at an exercise price equal to the average quoted market price of the common shares of the Company on the Toronto Stock Exchange for the five trading days immediately preceeding the grant date.

The following table sets out the activity in options:

	2003		2002		2001	
	Number	Weighted average price per option	Number	Weighted average price per option	Number	Weighted average price per option
	(000)	$/option	(000)	$/option	(000)	$/option
Common shares reserved [1]	**9,000**		9,000		5,500	
Options outstanding, beginning of year	**5,668**	**3.13**	4,855	4.24	3,549	6.83
Granted	**1,400**	**1.40**	1,425	1.39	1,745	0.33
Granted following the merger [2]	**1,266**	**1.69**	—	—	—	—
Exercised	**(515)**	**1.08**	(30)	0.33	—	—
Forfeited or expired	**(565)**	**11.25**	(582)	8.64	(439)	6.56
Options outstanding, end of year	**7,254**	**2.54**	5,668	3.13	4,855	4.24
Options exercisable, end of year	**3,540**		2,354		2,230	

[1] At their Annual General and Special Meeting, held on May 7, 2002, the shareholders approved an increase in the number of Common Shares issuable under the Stock Option Plan, bringing the maximum of 5,500,000 Common Shares to a new maximum of 9,000,000 Common Shares. As at December 31, 2003, 2,089,000 common shares were available for future options grants.

[2] Upon the merger agreement with Ariane (Note 7), the Ariane options were converted into Cambior options using an exchange rate of 2.91.

The stock options outstanding at December 31, 2003, including the options resulting from the merger agreement with Ariane, are detailed as follows:

Exercise price		Options outstanding			Exercisable options	
	Number	Weighted average remaining life	Weighted average exercisable price per option		Number	Weighted average exercisable price per option
($ per option)	(000)	(years)	($ per option)		(000)	($ per option)
0.39 to 0.63	1,417	4.5	0.40		724	0.40
0.96 to 1.37	573	3.7	1.15		548	1.15
1.50 to 2.11	3,639	5.5	1.60		643	1.60
3.24 to 4.37	769	2.7	4.29		769	4.29
6.02 to 8.79	581	1.5	7.79		581	7.79
12.15 to 12.86	275	0.5	12.85		275	12.85
	7,254		2.54		3,540	3.76

Notes to Consolidated Financial Statements (continued)

NOTE 12. COMMON SHARES, WARRANTS AND OPTIONS (continued)

Accounting for compensation plans The Company measures compensation costs related to awards of stock options using the intrinsic value-based method of accounting. The Company is required to make pro forma disclosures of net earnings (loss), basic earnings (loss) per share and diluted earnings (loss) per share as if the fair value-based method of accounting had been applied. The fair value of options granted was estimated using the Black-Scholes option-pricing model taking into account an expected life of 5 years and the following assumptions:

	2003	2002	2001
	%	%	%
Semi-annual risk-free interest rate	4.08	5.07	5.06
Volatility	78	85	95
Dividend	—	—	—

A pro forma compensation charge is recognized over the vested period. Accordingly, the Company's net earnings (loss) and basic and diluted net earnings (loss) per share would have been reported on a pro forma basis as follows :

	2003	2002	2001
	$	$	$
Net earnings (loss), as reported	649	(8,052)	(8,239)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(1,065)	(814)	(1,186)
Pro forma net loss	(416)	(8,866)	(9,425)
Basic net earnings (loss) per share, as reported ($)	0.00	(0.06)	(0.09)
Diluted net earnings (loss) per share, as reported ($)	0.00	(0.06)	(0.09)
Basic net loss per share, pro forma ($)	(0.00)	(0.06)	(0.10)
Diluted net loss per share, pro forma ($)	(0.00)	(0.06)	(0.10)

The weighted average fair value of options granted in 2003 was $0.93 ($1.00 in 2002 and $0.25 in 2001).

Share Purchase Plan The Company has an employee Share Purchase Plan under which eligible employees can have the opportunity to acquire common shares of Cambior through payroll deductions. The Company matches up to 50% of the employee contribution up to the lesser of 3% of basic annual salary or Cdn $5,000. The shares are acquired on the open market by a trustee. Cambior's contribution is charged to earnings in the year of contribution and amounted to $313,000 in 2003, $157,000 in 2002 and $117,000 in 2001.

NOTE 13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table presents the carrying amounts and estimated fair values of Cambior's financial instruments and commodities:

| | 2003 | | 2002 | |
	Carrying value	Fair value	Carrying value	Fair value
	$	$	$	$
Financial assets				
Cash and cash equivalents [1]	28,450	28,450	17,595	17,595
Short-term investments [1]	66,770	66,770	25,208	25,208
Receivables [1]	6,488	6,488	4,078	4,078
Settlements receivable [1]	2,927	2,927	3,644	3,644
Investments – publicly traded companies [2]	3,023	7,091	2,466	5,082
Investments – residual proceeds receivable [3]	1,803	1,803	1,699	1,699
Foreign exchange contracts (Note 17) [6]	—	280	—	—
Financial liabilities				
Accounts payable and accrued liabilities [1]	36,203	36,203	24,341	24,341
Long-term debt [4]	64,194	64,194	27,998	27,998
Non-hedge derivative instruments (Note 17) [5]	7,790	7,790	6,362	6,362
Gold forwards (Note 17) [5]	—	59,676	—	37,381
Foreign exchange contracts (Note 17) [6]	—	—	—	3,185

[1] The fair value of cash and cash equivalents, short-term investments, receivables, settlements receivable and accounts payable and accrued liabilities is equivalent to the carrying amount given the short maturity period.

[2] The fair value of the shares of publicly-traded companies was based on the last quoted market price.

[3] The fair value of the residual proceeds receivable from the sale of the El Pachon project is equivalent to the carrying amount since it is presented at its discounted value.

[4] Since most of the long-term debt is variable rate debt, the fair value of the Company's long-term debt approximates the carrying amount as at December 31, 2003 and 2002.

[5] The Company obtains an independent valuation of its portfolio of gold commitments. This market valuation is based on the market price, rate of interest, gold lease rate and volatility.

[6] The fair value of the foreign exchange contracts is based on the market foreign exchange rate and the forward premium.

NOTE 14. DECREASE OF DEFICIT FROM CONTRIBUTED SURPLUS

At their Annual General and Special Meeting, held on May 7, 2002, the Company's shareholders adopted a resolution to apply $23,047,000 available from the contributed surplus account to reduce the Company's accumulated deficit.

Notes to Consolidated Financial Statements (continued)

NOTE 15.   CUMULATIVE TRANSLATION ADJUSTMENT

This account reflects the difference in the net value of the assets of the Canadian mining operations relative to the US exchange rate in effect at the end of each reporting period.

The changes in this account are as follows:

	2003	2002	2001
	$	$	$
Cumulative unrealized loss, beginning of year	(18,855)	(20,365)	(15,421)
Unrealized net gain (loss) for the year on translation of net assets	19,123	969	(5,858)
Exchange loss charged to operations following reduction in net investment in Canadian mining operations	—	541	914
Cumulative unrealized gain (loss), end of year	268	(18,855)	(20,365)
Exchange rate, end of year	1.2965	1.5776	1.5928

NOTE 16.   INCOME AND MINING TAXES

The provision for income and mining taxes is different from the amount that would have resulted from applying the combined Canadian statutory income tax rate (federal and provincial: 37.2% in 2003, 38.2% in 2002 and 2001) as a result of the following:

	2003	2002	2001
	$	$	$
Income taxes (Income tax benefit) at combined Canadian statutory rate (federal and provincial)	35	(2,941)	(3,103)
Increase (Decrease) resulting from:			
Resource allowance and earned depletion	(742)	(1,084)	(817)
Unrecognized deductible temporary differences for the year	3,663	2,889	2,248
Unrecognized tax benefit on earnings in Canada	—	—	2,627
Unrecognized tax benefit on earnings of foreign subsidiaries	1,495	1,954	—
Non-taxable portion of gain	(425)	(139)	(357)
Income tax rate differential of foreign subsidiaries	302	243	115
Use of a tax benefit not previously recognized	(1,892)	(720)	(730)
Foreign exchange loss on Canadian currency	(2,560)	—	—
Non-deductible items and other elements	124	(202)	17
	—	—	—
Tax on large corporations	293	353	115
Provincial mining taxes (recovery)	(712)	—	—
Other countries' current taxes (recovery)	(135)	—	—
	(554)	353	115

NOTE 16. INCOME AND MINING TAXES (continued)

The provision for current income and mining taxes is made up of the following components:

	2003	2002	2001
	$	$	$
Current			
Federal income taxes – tax on large corporations in Canada	293	353	115
Provincial mining taxes (recovery)	(712)	—	—
Other countries' current taxes (recovery)	(135)	—	—
	(554)	353	115

The provision for future income and mining taxes has been provided on temporary timing differences which consist of the following:

	2003	2002	2001
	$	$	$
Depreciation, depletion and amortization	(1,453)	1,397	(262)
Writedown of mining assets	—	—	(1,897)
Mine closures, reclamation and other provisions	(380)	(841)	(89)
Taxable deferred revenues	(217)	(341)	—
Unrecognized non-hedged derivative gain (loss)	947	(3,013)	—
Foreign exchange loss on Canadian currency	(2,560)	—	—
Unrecognized deductible temporary differences of the year	3,663	2,889	2,248
Other	—	(91)	—
	—	—	—

As at December 31, 2003 and 2002, future tax assets are detailed as follows:

	2003			2002		
	Canada	US and other	Total	Canada	US and other	Total
	$	$	$	$	$	$
Net operating loss carry-forwards	933	64,790	65,723	—	59,969	59,969
Difference between book and tax						
depreciation and depletion	80,424	10,254	90,678	64,970	13,181	78,151
Accrued liabilities	7,017	1,255	8,272	5,775	735	6,510
Others	4,821	—	4,821	2,363	—	2,363
Total of future tax assets						
before valuation allowance	93,195	76,299	169,494	73,108	73,885	146,993
Valuation allowance	(93,195)	(76,299)	(169,494)	(73,108)	(73,885)	(146,993)
Total of future tax assets	—	—	—	—	—	—

Cambior has approximately $104,910,000 ($92,790,000 in 2002) of cumulative Canadian exploration and cumulative Canadian development expenses and approximately $286,450,000 ($223,460,000 in 2002) in property, plant and equipment depreciation for tax purposes available indefinitely to reduce taxable income in future years. The Company also benefits from unclaimed investment tax credits totalling $1,000,000 which can be used anytime to be converted into other deductions.

In 2003, governmental assistance in the form of the Québec resources tax credit reduced exploration expenses by an amount of $1,202,000 ($608,000 in 2002).

Notes to Consolidated Financial Statements (continued)

NOTE 16. INCOME AND MINING TAXES (continued)

Losses carried forward as at December 31, 2003 will expire as follows:

	Canada	United States [1]	Guyana [2]	Suriname [2]
	$	$	$	$
2004	—	—	—	—
2005	—	—	—	—
2006	—	13,603	—	—
2007	—	6,804	—	—
2008	1,079	19,971	—	—
2009	1,835	15,164	—	—
2010	94	8,099	—	—
2011	—	6,111	—	—
2012	—	347	—	—
2018	—	4,291	—	—
2019	—	2,631	—	—
2020	—	136	—	—
2021	—	85	—	—
2022	—	66	—	—
Unlimited	—	—	94,407	6,291
	3,008	77,308	94,407	6,291

[1]   *Cambior has no active subsidiary in the United States of America.*

[2]   *In accordance with the Mineral Agreement concluded with the government of the country.*

According to fiscal legislation in Peru, losses can be carried forward until the end of the fourth year following the first year in which a fiscal profit is realized. Since no fiscal profit has been realized to date, the expiry date of the losses of $8,000,000 has not been determined.

The Company's French subsidiaries, CBJ-France and AGF, benefit from an income tax exemption plan for a term of ten years. Under those tax holiday plans, it is required that certain commitments made to the French Tax Administration must be met. The tax holidays are subject to re-assessment by the authorities.

NOTE 17.   COMMITMENTS AND CONTINGENCIES

Gold sales, deliveries and purchase commitments The Company's gold sales, deliveries and purchase commitments as at December 31, 2003, are as follows [1]:

	2004	2005	2006	2007	Total
Forwards [3]					
Quantity (000 ozs)	252	155	130	56	593
Average price ($/oz)	315	327	326	350	324
Prepaid gold forwards (Note 9)					
Quantity (000 ozs)	52	52	—	—	104
Average price ($/oz)	235	235	—	—	235
Gold purchase					
Quantity (000 ozs)	(55)	—	—	—	(55)
Average price ($/oz)	360	—	—	—	360
Minimum delivery obligations					
Quantity (000 ozs)	249	207	130	56	642
Average price ($/oz)	288	304	326	350	306
Call options sold [2] [3]					
Quantity (000 ozs)	104	—	—	—	104
Average price ($/oz)	301	—	—	—	301
Total delivery commitments					
Quantity (000 ozs)	353	207	130	56	746
Average price ($/oz)	292	304	326	350	306

[1]   The designation dates for accounting purposes differ from commitment dates.

[2]   The Company's contingent delivery obligations under the call options sold contracts will only take effect if the gold price is above the strike price of the relevant contract at its maturity date.

[3]   Certain call options sold and forward positions, totalling 335,000 ounces, include a swap of the gold lease rate for the duration of the contracts. Pursuant to the swap agreements, the Company pays the floating gold lease rate and the counter-parties pay a fixed rate of 1.25% per annum.

The estimated fair value of Cambior's gold forward sale, delivery and purchase commitments, excluding the prepaid gold forward, calculated at a spot price of $417 per ounce in 2003 ($343 per ounce in 2002) is as follows:

	2003	2002
	$	$
Forwards	(59,676)	(37,381)
Non-hedge derivatives	(7,790)	(6,362)
	(67,466)	(43,743)

The non-hedge derivative gain of $635,000 in 2003 (loss of $16,765,000 in 2002 and of $731,000 in 2001) represents the annual change of the fair value of the non-hedge derivatives combined with the realized gain of $3,105,000 in 2003 resulting from lease rate swap contracts for certain periods, the $1,042,000 realized loss in 2003 arising from the exercise of call options sold and the $5,073,000 deferred non-hedge derivative loss in 2002 related to the conversion of call options and VVF into forward instruments.

Subsequent to year-end, the Company purchased 135,000 ounces of gold to be applied against its outstanding commitments at year-end.

Notes to Consolidated Financial Statements (continued)

NOTE 17.   COMMITMENTS AND CONTINGENCIES (continued)

Foreign exchange contracts As at December 31, 2003, the Company had commitments, through foreign exchange forward contracts, to deliver US$9,000,000 and obtain in exchange Canadian dollars at an average rate of Cdn $1.3406 in 2004. As at December 31, 2003, the fair value gain of the foreign exchange contracts was $280,000. This amount was not accounted for in the consolidated statement of operations as the Company's commitments to deliver US dollars in exchange for Canadian dollars are treated as hedge instruments.

During 2003, the Company converted 88,463 ounces of Canadian gold forward sales into US dollar gold forward sales, thereby increasing the future realized price from $321 an ounce to $359 an ounce.

The Company is exposed to currency risks as a result of revenues derived from its Canadian operations.

Risk of counter-parties Realization of the Company's hedging program is dependent upon the ability of the counter-parties to respect the terms of the contracts and the maintenance of a liquid market. Cambior's counter-parties in its hedging transactions are lenders to the Company.

Royalties Production from some mining properties is subject to royalties based on various methods of calculation, summarized as follows:

Mine	Calculation			Payment
		2003	2002	2001
		$	$	$
Omai mine	5% in-kind royalty on mineral production payable to the Government of Guyana. Reduction of 1% if the gold price is lower than $280 per ounce	**4,945**	4,934	4,288
Mouska mine	Two royalties totalling 1% and 2% respectively of gold production [1]	**460**	435	319
Total		**5,405**	5,369	4,607

[1] During 2002, the Company bought back 80% of the 1% royalty for an amount of $153,000 (Cdn $240,000).

The Company is also subject to other royalties for which no amount was paid during 2003, 2002 and 2001:

Doyon mine: A royalty equivalent to 24.75% of any excess of the annual average market price over $375 per ounce of gold produced on the next 1,513,000 ounces of production.

Rosebel project: 2% in-kind royalty per ounce of gold production;

0.25% of all mineral produced at Rosebel payable to a charitable foundation for the purpose of promoting local development of natural resources within Suriname;

Price participation of 6.5% on the amount exceeding a market price of $425 per ounce when applicable, using for each calendar quarter the arithmetic average of the market prices determined by the London Bullion Market, P.M. Fixing;

10% of the excess, if any, of the average quarterly market price above $300 per ounce for gold production from the soft and transitional rock portions and above $350 per ounce from the hard rock portion of the Rosebel property, after commencement of commercial production and up to a maximum of 7,000,000 ounces produced.

Sleeping Giant: Two royalties representing 2% of gross operating profit for one and 15% of net operating profit for the other.

Carlota project: 5% net smelter royalty upon commencement of commercial production.

NOTE 17. | COMMITMENTS AND CONTINGENCIES (continued)

Claims

Omai On May 29, 2003, a writ of summons was served on OMAI Gold Mines Limited ("OGML") in connection with a class action in Guyana claiming total compensation of approximately US$2 billion for damages allegedly caused by the Omai gold mine in Guyana since 1995. The action was filed on behalf of the same group of people that previously filed actions without success in both Québec and Guyana.

OGML has a rigorous and extensive water monitoring program that demonstrates full compliance with environmental regulations in Guyana based on Guyanese, Canadian, American and World Bank standards. Furthermore, Guyana's Environmental Protection Agency and the Guyana Geology and Mines Commission also ensure independent monitoring of OGML's compliance regarding the Essequibo River. Their findings confirm OGML's results.

Cambior and OGML consider this action as unfounded and frivolous and OGML will contest it vigorously.

Others The Company is also subject to various claims, legal proceedings, potential claims and complaints arising in the normal course of business. The Company is also subject to the possibility of new income and mining tax assessments for some years. The Company does not believe that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will have a material adverse effect on the Company's financial condition.

NOTE 18. | JOINT VENTURES

The following accounts represent the Company's proportionate interest in the following joint ventures: Niobec mine (50%), Sleeping Giant mine (50%) and El Pachon project (50%) which was sold in September 2001.

	2003	2002	2001
	$	$	$
Current assets	9,462	8,281	7,796
Property, plant and equipment	24,758	17,236	16,256
Current liabilities	(3,678)	(3,026)	(2,549)
Other liabilities	(2,152)	(386)	(319)
	28,390	22,105	21,184
Revenues	33,443	33,975	29,437
Expenses	(26,386)	(24,882)	(22,713)
Net earnings	7,057	9,093	6,724
Cash flow from (used in):			
Operating activities	10,447	10,830	7,354
Investing activities	(6,156)	(3,035)	(2,070)

Notes to Consolidated Financial Statements (continued)

NOTE 19.   SEGMENTED INFORMATION

The Company operates four gold mines: Omai, located in Guyana; Doyon, which includes the Mouska mine; and Sleeping Giant (50% ownership through a joint venture), located in Québec, Canada. The Company is also a 50% owner, through a joint venture, of the Niobec mine, a niobium operation located in Québec, Canada. Contracting services activities are grouped with Niobec. The Rosebel gold project, located in Suriname, is in construction and the achievement of commercial production is currently scheduled to begin in February 2004. The Camp Caiman ("Ariane") property was acquired in November 2003 and is an advanced exploration project.

	Omai	Doyon	Sleeping Giant	Niobec and others	Rosebel	Camp Caiman	Corporate and projects	Total
	$	$	$	$	$	$	$	$
2003								
Revenues – mining operations	**83,062**	**71,392**	**11,235**	**24,935**	**—**	**—**	**245**	**190,869**
Financial expenses	**1,529**	**9**	**(4)**	**—**	**—**	**—**	**389**	**1,923**
Depreciation, depletion and amortization	**9,717**	**15,346**	**1,777**	**856**	**—**	**—**	**327**	**28,023**
Divisional earnings (loss)	**3,235**	**(2,779)**	**868**	**6,642**	**(137)**	**(8)**	**(13,220)**	**(5,399)**
Capital expenditures (disposals)	**(1,535)**	**10,617**	**4,438**	**2,820**	**91,083**	**(2,043)**	**2,851**	**108,231**
Property, plant and equipment	**31,237**	**98,388**	**8,562**	**18,932**	**122,486**	**50,802**	**19,121**	**349,528**
Divisional assets	**50,970**	**103,455**	**9,645**	**28,812**	**138,271**	**55,840**	**105,931**	**492,924**
2002								
Revenues – mining operations	100,650	66,988	10,149	23,662	—	—	809	202,258
Financial expenses	2,629	44	3	—	989	—	(1,266)	2,399
Depreciation, depletion and amortization	12,330	13,619	1,505	792	—	—	588	28,834
Divisional earnings (loss)	5,676	1,830	1,107	8,023	(989)	—	(7,985)	7,662
Capital expenditures	4,497	8,071	1,817	1,924	12,743	—	3,381	32,433
Property, plant and equipment	48,119	85,109	4,687	13,256	30,816	—	18,188	200,175
Divisional assets	74,830	89,012	5,024	21,200	31,347	—	57,993	279,406
2001								
Revenues – mining operations	106,793	63,198	8,811	18,718	—	—	—	197,520
Financial expenses	4,800	(95)	—	—	—	—	860	5,565
Depreciation, depletion and amortization	16,449	15,356	1,388	1,144	—	—	607	34,944
Writedown of assets	5,419	—	—	—	—	—	—	5,419
Divisional earnings (loss)	(2,454)	(473)	353	5,183	(381)	—	(9,434)	(7,206)
Capital expenditures (disposals)	8,303	7,553	1,032	1,038	—	—	(11,463) [1]	6,463
Property, plant and equipment	58,133	89,781	4,251	12,004	13,175	—	17,339	194,683
Divisional assets	77,969	93,449	4,827	19,156	13,183	—	43,188	251,772

[1]   *Includes capital disposal of $12,386,000 in 2001 related to discontinued operations.*

NOTE 19. SEGMENTED INFORMATION (continued)

Reconciliation of reportable operating divisional earnings to net earnings (loss) for the year is as follows:

	2003	2002	2001
	$	$	$
Divisional earnings	7,821	15,647	2,228
Corporate and projects loss	(13,220)	(7,985)	(9,434)
	(5,399)	7,662	(7,206)
Investment and other income	2,997	1,945	727
Gain on foreign exchange	1,862	—	—
Non-hedge derivative gain (loss)	635	(16,765)	(731)
Loss on foreign exchange from reduction in net investment	—	(541)	(914)
Income and mining taxes	554	(353)	(115)
Net earnings (loss)	649	(8,052)	(8,239)

Geographic information

	Revenues – mining operations			Property, plant and equipment	
	2003	2002	2001	2003	2002
	$	$	$	$	$
Canada	105,341	101,456	90,727	125,263	103,979
Guyana	85,528	100,802	106,793	32,685	48,826
French Guiana	—	—	—	50,802	—
Suriname	—	—	—	122,486	30,816
United States and others	—	—	—	18,292	16,554
	190,869	202,258	197,520	349,528	200,175

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

The consolidated financial statements have been prepared in accordance with Canadian GAAP, which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP.

A. CONSOLIDATED FINANCIAL STATEMENTS

The adjustments to comply with US GAAP would be as follows:

Consolidated statement of operations

	2003	2002	2001
	$	$	$
Net earnings (loss) as per Canadian GAAP	649	(8,052)	(8,239)
Writedown of assets [a]	—	—	5,419
Depreciation, depletion and amortization [b]	4,528	4,430	7,270
Mining properties [c]	(3,641)	(3,516)	—
Unrealized gain (loss) on forward exchange contracts [d]	(893)	6,367	(174)
Exchange loss [e]	—	541	914
Asset retirement obligations [f]	2,117	—	—
Cumulative effect of change in accounting principle for asset retirement obligations	(34)	—	—
Net earnings (loss) as per US GAAP	2,726	(230)	5,190
Basic and diluted net earnings (loss) per share as per US GAAP	0.01	0.00	0.06

Notes to Consolidated Financial Statements (continued)

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. CONSOLIDATED FINANCIAL STATEMENTS (continued)

The consolidated balance sheet items, adjusted to comply with US GAAP, would have been as follows:

	December 31, 2003			December 31, 2002		
	As per GAAP in Canada	Adjustments	As per US GAAP	As per GAAP in Canada	Adjustments	As per US GAAP
	$	$	$	$	$	$
Assets						
Long-term investments	4,826	4,068 [g]	8,894	4,165	1,762 [g]	5,927
Property, plant and equipment	349,528	(41,883) [a]	316,793	200,175	(41,883) [a]	161,112
		24,039 [b]			19,511 [b]	
		(20,332) [c]			(16,691) [c]	
		5,441 [f]				
Liabilities						
Current portion of deferred gains	3,852	(3,852) [h]	—	2,949	(2,949) [h]	—
Deferred gains	755	(755) [h]	—	3,304	(3,304) [h]	—
Provision for environmental obligations	16,400	3,358 [f]	19,758	12,410	—	12,410
Fair Value of hedge derivatives	—	59,396 [h]	59,396	—	40,566 [h]	40,566
Shareholders' equity						
Common shares,	446,948	(29,050) [i]	424,651	288,910	(24,843) [i]	270,820
warrants and option		6,753 [j]			6,753 [j]	
Contributed surplus	—	11,626 [j]	373,293	—	11,626 [j]	373,293
		361,667 [k]			361,667 [k]	
Deficit	(111,006)	(376,393)	(487,399)	(107,448)	(382,677)	(490,125)
Changes in market value of investments	—	4,068 [g]	4,068	—	1,762 [g]	1,762
Loss on hedge derivatives	—	(55,452) [h]	(55,452)	—	(35,869) [h]	(35,869)
Cumulative translation adjustment	268	9,480 [e]	(9,765)	(18,855)	9,480 [e]	(28,888)
		(19,513) [j]			(19,513) [j]	

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. CONSOLIDATED FINANCIAL STATEMENTS (continued)

(a) Writedown of assets Periodic evaluation of the carrying amount of the Company's property, plant and equipment have been performed in prior years in accordance with US GAAP requirements which, in some cases, differ from Canadian GAAP requirements with respect to writedown of assets. The impact on net earnings (loss) represents such calculations as well as timing differences.

(b) Depreciation, depletion and amortization The depreciation, depletion and amortization of mining assets for the years 2003, 2002 and 2001 was lower under US GAAP than under Canadian GAAP as a result of writedowns accounted for in prior years for related assets.

(c) Mining properties Under Canadian GAAP, exploration costs incurred subsequent to the date of establishing that a property has mineral resources which have the potential of being economically recoverable are allocated to property, plant and equipment under mining projects. Under United States Securities and Exchange Commission guidelines, all costs incurred before a commercially mineable deposit is established, generally by completing a bankable feasibility study, should be expensed as incurred and such property should be classified as an exploration property.

(d) Unrealized gain (loss) on forward exchange contracts Gains and losses on forward exchange contracts are charged to income in the same period as the corresponding hedged item. Under US GAAP for the year ended December 31, 2001 and for the six-month period ended June 30, 2002, unrealized gains (losses) were charged to income as they occurred. Since July 1, 2002, the Company has designated foreign currency fixed forwards as cash flow hedges for US GAAP purposes, and consequently, those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income. Unrealized gains and losses are included in revenues in the same period as the corresponding hedged item.

(e) Exchange gain (loss) The Company has recognized an exchange loss as a result of the reduction in the net investment in Canadian mining operations. Under US GAAP, adjustments to the equity translation account were made only when there was a reduction in ownership as a result of a sale of a portion of the ownership to a third party.

(f) Asset retirement obligations Under US GAAP, asset retirement obligations are accounted for under the provisions of SFAS 143. Net earnings (loss) under US GAAP are therefore affected by the net impact of substituting the Canadian GAAP treatment of provision for environmental obligations by the amortization of the asset retirement obligations and accretion expense.

(g) Long-term investments Investments in shares of public companies and debt securities are recorded at cost, less any provision for decrease in value other than a temporary decline. Under US GAAP, the Company is required to record investments available-for-sale at fair value and has presented the unrealized gains or losses as a component of other comprehensive income under shareholders' equity.

(h) Gain (Loss) on hedge derivatives As explained in the change in accounting policies section, the Company designated gold forward contracts as a cash flow hedge for US GAAP purposes. Furthermore, since July 1, 2002, the Company has designated foreign exchange contracts as a cash flow hedge of Canadian sales denominated in US dollars. Those contracts are marked-to-market and related unrealized gains or losses are charged to other comprehensive income.

Notes to Consolidated Financial Statements (continued)

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. CONSOLIDATED FINANCIAL STATEMENTS (continued)

(i) Share issue expenses   Share issue expenses are shown as a reduction of deficit as provided for under Canadian GAAP. Under US GAAP, these expenses must be shown as a reduction of capital stock.

(j) Change in functional currency   The Company adopted the US dollar as its reporting currency effective January 1, 1996. Under US GAAP, prior years' financial statements must be translated using the current rate method using the year-end rate or the rate in effect at the transaction dates, as appropriate. This translation approach has been applied retroactively.

(k) Elimination of the deficit   On May 7, 2002, the Company's shareholders adopted a resolution to apply amounts available from the contributed surplus account of $23,047,000 to reduce the Company's accumulated deficit, and on June 22, 2000, shareholders adopted a resolution to eliminate the Company's accumulated deficit of $338,620,000 as at December 31, 1999, prior to restatement, by applying amounts available from the contributed surplus account. Under US GAAP, such transfers are not permitted.

Change in accounting policies under US GAAP

FASB Statement 143   For US GAAP purposes, effective January 1, 2003, the Company adopted the provisions of FASB Statement 143, "Accounting for Asset Retirement Obligations". SFAS 143 generally applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset. The Company recognizes, when the obligation is incurred, the fair value of an estimated liability for the future cost for the restoration of the mining sites upon termination of operations with a corresponding increase to the carrying value of the related long-lived asset. The Company amortizes the amount added to the asset as per the depreciation method established for the related asset and recognizes accretion expense in relation with the discounted liability over the remaining life of the mining properties. The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. Under Canadian GAAP, accounting for asset retirement obligations consistent with the rules of SFAS 143 will be mandatory for the Company for the year beginning January 1, 2004.

As a result of applying SFAS 143, *Provision for environmental obligations and other* increased by $4,897,000, *property, plant and equipment* increased by $4,863,000 and a $34,000 loss was recorded in the *Cumulative effect of a change in accounting principle*.

The following is a reconciliation of the total liability for asset retirement obligations:

	$
Balance, December 31, 2002	12,410
Impact of adoption of SFAS 143	4,897
Additions to liabilities	1,328
Accretion expense	1,123
Balance, December 31, 2003	19,758

There were no material assets that were legally restricted for purposes of settling asset retirement obligations at December 31, 2003.

On a pro forma basis, the liability for asset retirement obligations would have been $15,261,000 at January 1, 2001, $16,252,000 at December 31, 2001 and $17,307,000 at December 31, 2002, respectively, if SFAS 143 had been applied at the beginning of 2001.

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

A. CONSOLIDATED FINANCIAL STATEMENTS (continued)

Change in accounting policies under US GAAP (continued)

FASB Statement 143 (continued)

The following table presents the pro forma net earnings (loss) and earnings per share for the years ended December 31, 2002 and 2001 as if the Company had adopted SFAS 143 on January 1, 2001:

	2002	2001
	$	$
Net earnings (loss) as per US GAAP, as reported	(230)	5,190
Change in accounting principle (SFAS 143)	(43)	(200)
Pro forma net earnings (loss) as per US GAAP	(273)	4,990
Net earnings per share as per US GAAP, as reported	0.00	0.06
Change in accounting principle (SFAS 143)	0.00	0.00
Pro forma net earnings per share as per US GAAP	0.00	0.06

FASB Statement 133 On January 1, 2001, the Company implemented FASB Statement No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", and Statement No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" (SFAS 138). The Company has designated its prepaid gold forward as normal sales as defined by SFAS 138 and this contract is therefore excluded from the scope of SFAS 133. Gold forward contracts have been designated as cash flow hedges for US GAAP purposes and are marked-to-market, and related unrealized gains or losses on those instruments are charged to other comprehensive income. VVF contracts, written call options and foreign exchange spot deferred and fixed forwards contracts had not been designated as hedges for US GAAP purposes and are marked-to-market in current operations. On January 1, 2001, the Company charged an amount of $8,813,000 as a transition adjustment on adoption of SFAS 133. Since July 1, 2002, the Company has applied hedge accounting for foreign exchange fixed forward contracts. See 20A.(d).

FASB Statement 144 In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" that established a single accounting model, based on the framework of SFAS No. 121 ("Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of"), for long-lived assets to be disposed of by sale. The statement is effective for fiscal years beginning after December 15, 2001. No significant impact has occurred for the Company since its adoption.

Notes to Consolidated Financial Statements (continued)

NOTE 20. GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

B. CONSOLIDATED COMPREHENSIVE INCOME (LOSS)

The statement of consolidated comprehensive income (loss) is as follows:

	2003	2002	2001
	$	$	$
Net earnings (loss) as per US GAAP	**2,726**	(230)	5,190
Other comprehensive income (loss)			
Translation adjustment	**19,123**	969	(5,858)
Unrealized gain (loss) on investments	**2,306**	1,047	(726)
Transition adjustment on adoption of SFAS 133	**—**	—	8,813
Loss on hedge derivatives	**(19,583)**	(43,538)	(1,144)
Consolidated comprehensive income (loss)	**4,572**	(41,752)	6,275

Changes in items of the other comprehensive income (loss) are as follows:

	Balance at beginning	Changes during the year	Balance at end
	$	$	$
2003			
Cumulative translation adjustment	**(28,888)**	**19,123**	**(9,765)**
Loss on hedge derivatives	**(35,869)**	**(19,583)**	**(55,452)**
Unrealized gain on investments	**1,762**	**2,306**	**4,068**
Other cumulative comprehensive loss	**(62,995)**	**1,846**	**(61,149)**
2002			
Cumulative translation adjustment	(29,857)	969	(28,888)
Gain (Loss) on hedge derivatives	7,669	(43,538)	(35,869)
Unrealized gain on investments	715	1,047	1,762
Other cumulative comprehensive loss	(21,473)	(41,522)	(62,995)
2001			
Cumulative translation adjustment	(23,999)	(5,858)	(29,857)
Gain on hedge derivatives	—	7,669	7,669
Unrealized gain (loss) on investments	1,441	(726)	715
Other cumulative comprehensive loss	(22,558)	1,085	(21,473)

C. ACCOUNTING FOR COMPENSATION PLANS

The Company measures compensation costs related to awards of stock options using the intrinsic value-based method of accounting. If the fair value-based method of accounting had been applied, the Company's net earnings (loss) and net earnings (loss) per share for the years ended December 31, 2003, 2002 and 2001 would have been as follows on a pro forma basis:

	2003	2002	2001
	$	$	$
Net earnings (loss) under US GAAP, as reported	**2,726**	(230)	5,190
Deduct: Total stock-based employee compensation			
expense determined under fair value-based method			
for all awards, net of related tax effects	**(1,065)**	(814)	(1,186)
Pro forma net earnings (loss)	**1,661**	(1,044)	4,004
Basic and diluted net earnings (loss) per share, as reported ($)	**0.01**	(0.00)	0.06
Basic and diluted net earnings (loss) per share, pro forma ($)	**0.01**	(0.01)	0.04

NOTE 20.   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES (continued)

D. ACCOUNTING PRONOUNCEMENTS NOT YET IMPLEMENTED

US GAAP   In January 2003 and December 2003, the Financial Accounting Standards Board ("FASB") issued and revised Interpretation No. 46, "Consolidation of Variable Interest Entities — an Interpretation of ARB No. 51." The Interpretation addresses consolidation of variable interest entities. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

During April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". This Statement amends and clarifies financial accounting and reporting for derivative instruments and hedging activities, resulting primarily from decisions reached by the FASB Derivatives Implementation Group subsequent to the original issuance of SFAS 133. This Statement is generally effective prospectively for contracts and hedging relationships entered into after June 30, 2003. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in the balance sheets. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

Canadian GAAP   In March 2003, the Canadian Institute of Chartered Accountants (CICA) issued Handbook Section 3110, "Accounting for Asset Retirement Obligations" that established standards for recognition and measurement of a liability for an asset retirement obligation and the associated asset retirement cost. The section is effective for fiscal years beginning on or after January 1, 2004. Section 3110 harmonizes Canadian standards with the requirements of SFAS 143 that the Company adopted on January 1, 2003 for US GAAP purposes. The Company will adopt Section 3110 on January 1, 2004 under Canadian GAAP.

In January 2003, the CICA issued Accounting Guideline No. 15, "Consolidation of Variable Interest Entities" ("AcG-15"), which harmonizes Canadian GAAP with FASB Interpretation No. 46, and provides guidance for applying the principles in Section 1590, "Subsidiaries", to certain special purpose entities. The Company does not expect this pronouncement to have a material impact on its results of operations and financial condition.

In September and November 2003, the CICA made amendments to Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", to require that the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. Thus, enterprises will be required to account for the effect of such awards in their financial statements for fiscal years beginning on or after January 1, 2004. The Company will be required to adopt a retroactive application, with or without restating prior periods.

In December 2003, the CICA Emerging Issues Committee ("EIC") issued EIC Abstract 141, "Revenue Recognition", which provides general interpretive guidance on the application of CICA Handbook Section 3400, "Revenue". The Company currently follows such guidelines and therefore does not anticipate that this pronouncement will have a material impact on its results of operations and financial condition.

In November 2002, the CICA issued Section 3063, "Impairment of Long-Lived Assets", which addresses the recognition, measurement and disclosure of the impairment of long-lived assets. Section 3063 requires that an impairment loss be recognized if the carrying amount of a long-lived asset is not recoverable. The carrying amount of a long-lived asset is not recoverable if the carrying amount exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The impairment loss to be recognized is measured as the amount by which the carrying amount of the long-lived asset exceeds its fair value. This pronouncement will be applicable to the Company commencing in 2004.